EXHIBIT 16.1

Letter of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Change In Certifying Accountant

July 28, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read the section entitled “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,” of Amendment No. 6 to Form SB-2 Registration Statement dated July 31, 2006 of Somanta Pharmaceuticals, Inc. (formerly Hibshman Optical Corp.), and we are in agreement with such statements except that we cannot confirm nor deny that the appointment of Stonefield Josephson, Inc. was approved by the Audit Committee, or that they were not consulted prior to their appointment as auditors.

/s/ Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Saddle Brook, NJ